1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com William J. Bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

July 16, 2018

VIA EDGAR

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pomona Investment Fund

(File Nos. 333-224664; 811-22990)

Dear Mr. Minore:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically on June 4, 2018, relating to the registration statement (the “Registration Statement”) on Form N-2 of Pomona Investment Fund (the “Fund”) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 12 to the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended, filed on May 4, 2018. Undefined capitalized terms used below have the same meaning as given in the Registration Statement.

PROSPECTUS:

1.	Comment: Please confirm whether the Fund intends to engage in borrowing and, if so, please include a line item in the “SUMMARY OF FEES AND EXPENSES” table labeled “Interest Payments on Borrowed Funds” that reflects the estimated interest expenses expected to be incurred by the Fund during the current fiscal year, in accordance with General Instruction 8 of Item 3 of Form N-2. In addition, please finalize the figures in the “SUMMARY OF FEES AND EXPENSES” table and confirm their accuracy.

Response: The Fund confirms that it does not expect to engage in borrowing during the current fiscal year. To the extent the Fund uses borrowings available under its credit facility and the interest payments are material, the Fund will file a supplement to the Registration Statement to disclose such expenses. In addition, the Fund confirms that it will include finalized fee and expense figures in the “SUMMARY OF FEES AND EXPENSES” table in a pre-effective amendment to the Registration Statement.

Mr. Dominic Minore July 16, 2018 Page 2

2.	Comment: Please complete the bracketed language in the “FINANCIAL HIGHLIGHTS” section of the prospectus and the “FINANCIAL STATEMENTS” section of the statement of additional information cross-referencing the Fund’s audited financial statements filed with the Commission on Form N-CSR.

Response: The Fund confirms that it will include this information in a pre-effective amendment to the Registration Statement.

3.	Comment: For each person on behalf of whom the registration statement has been signed pursuant to power of attorney, please file an executed copy of the corresponding power of attorney as an exhibit to the Registration Statement.

Response: The Fund undertakes that it will file a copy of each relevant power of attorney as an exhibit to the Registration Statement prior to seeking effectiveness.

4.	Comment: Please confirm that the signature page to the Registration Statement has been signed by the Fund’s Principal Accounting Officer, in accordance with Section 6(a) of the 1933 Act, and please revise the signature page to so indicate.

Response: The Fund confirms that the signature page to the Registration Statement has been signed by the Fund’s Principal Accounting Officer and will update the signature page to indicate that in future amendments to the Registration Statement.

5.	Comment: Please confirm either that the Fund has filed a copy of the Registration Statement with the Financial Industry Regulatory Authority, Inc. (“FINRA”) or that the Fund is not required to make such a filing pursuant to FINRA rules.

Response: The Fund confirms that, based on the response of the FINRA staff to the current effective registration statement, the Fund is not required to file a copy of the Registration Statement with FINRA.

Mr. Dominic Minore July 16, 2018 Page 3

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:         Joel Kress, Pomona Investment Fund